Exhibit 99.2

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2018 and 2017 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods then ended, and the related notes, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the financial position of the Company as at March 31, 2018 and 2017, and of its consolidated financial performance and its consolidated cash flows for the three-month periods then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Mr. Hung Peng Lin and Mr. Ching Pin Shih.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
Republic of China

May 3, 2018

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2018 (Reviewed)		December 31, 2017 (Audited)		March 31, 2017 (Reviewed)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$31,529,327	7	$28,824,935	7	$38,005,724	9
Financial assets at fair value through profit or loss (Notes 3, 5 and 7)	34	—	—	—	—	—
Hedging financial assets (Notes 3, 5 and 22)	47	—	—	—	—	—
Held-to-maturity financial assets (Notes 3, 5 and 10)	—	—	—	—	1,289,929	—
Contract assets (Notes 3, 5 and 31)	6,258,807	2	—	—	—	—
Trade notes and accounts receivable, net (Notes 3, 4, 5 and 11)	29,999,086	6	31,941,094	7	28,186,648	6
Receivables from related parties (Note 40)	28,531	—	49,367	—	31,651	—
Inventories (Notes 5, 12 and 41)	11,079,728	2	8,839,615	2	8,368,772	2
Prepayments (Notes 13 and 40)	5,535,061	1	2,188,173	—	5,209,012	1
Other current monetary assets (Note 14)	5,394,128	1	5,308,060	1	4,710,057	1
Other current assets (Notes 5, 21 and 41)	2,245,629	—	2,182,758	—	1,825,599	—

Total current assets	92,070,378	19	79,334,002	17	87,627,392	19

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Notes 3, 4, 5 and 8)	7,305,255	2	—	—	—	—
Available-for-sale financial assets (Notes 3, 5 and 9)	—	—	3,125,086	1	2,847,755	1
Financial assets carried at cost (Notes 3, 5 and 15)	—	—	2,625,785	1	2,239,905	—
Investments accounted for using equity method (Note 17)	2,603,503	1	2,546,374	—	2,693,991	1
Contract assets (Notes 3, 5 and 31)	3,588,239	1	—	—	—	—
Property, plant and equipment (Notes 18, 40 and 41)	284,977,119	61	288,707,910	64	285,914,918	64
Investment properties (Note 19)	8,048,154	2	8,047,793	2	8,109,298	2
Intangible assets (Note 20)	53,832,505	11	54,883,268	12	46,498,228	10
Deferred income tax assets (Note 3)	3,250,266	1	2,730,093	1	2,342,665	1
Incremental costs of obtaining contracts (Notes 3, 5 and 31)	2,283,014	—	—	—	—	—
Net defined benefit assets (Notes 3 and 29)	1,288,997	—	12,979	—	1,170,968	—
Prepayments (Notes 13 and 40)	3,411,968	1	3,573,345	1	3,909,845	1
Other noncurrent assets (Notes 21 and 41)	5,434,158	1	5,536,487	1	5,055,341	1

Total noncurrent assets	376,023,178	81	371,789,120	83	360,782,914	81

TOTAL	$468,093,556	100	$451,123,122	100	$448,410,306	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 23 and 41)	$170,000	—	$70,000	—	$439,000	—
Financial liabilities at fair value through profit or loss (Notes 3, 5 and 7)	1,031	—	578	—	4,255	—
Hedging derivative financial liabilities (Notes 3, 5 and 22)	—	—	850	—	1,209	—
Contract liabilities (Notes 3, 5 and 31)	8,654,115	2	—	—	—	—
Trade notes and accounts payable (Note 25)	14,695,321	3	19,395,889	4	12,880,888	3
Payables to related parties (Note 40)	414,752	—	684,185	—	398,143	—
Current tax liabilities (Notes 3 and 5)	8,702,753	2	4,725,698	1	4,401,959	1
Other payables (Note 26)	21,575,325	5	25,001,401	6	21,884,942	5
Provisions (Notes 5 and 27)	100,012	—	188,744	—	123,075	—
Advance receipts (Notes 3, 5 and 28)	—	—	8,841,858	2	9,252,881	2
Other current liabilities (Notes 5)	1,299,977	—	1,081,156	—	1,233,042	—

Total current liabilities	55,613,286	12	59,990,359	13	50,619,394	11

NONCURRENT LIABILITIES
Contract liabilities (Notes 3, 5 and 31)	2,384,343	1	—	—	—	—
Long-term loans (Notes 24 and 41)	1,600,000	—	1,600,000	—	1,600,000	—
Deferred income tax liabilities (Notes 3 and 5)	2,064,694	—	1,429,592	—	1,497,646	—
Provisions (Notes 27)	79,272	—	78,513	—	66,794	—
Customers’ deposits (Note 40)	4,559,868	1	4,671,441	1	4,539,013	1
Net defined benefit liabilities (Notes 3 and 29)	2,001,699	—	2,703,569	1	1,545,686	—
Deferred revenue (Notes 3 and 5)	—	—	3,612,391	1	3,604,889	1
Other noncurrent liabilities (Notes 5)	4,537,157	1	3,457,677	1	3,790,834	1

Total noncurrent liabilities	17,227,033	3	17,553,183	4	16,644,862	3

Total liabilities	72,840,319	15	77,543,542	17	67,264,256	14

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 5, 16 and 30)
Common stocks	77,574,465	17	77,574,465	17	77,574,465	17

Additional paid-in capital	169,478,964	36	169,466,883	38	168,542,562	38

Retained earnings
Legal reserve	77,574,465	17	77,574,465	17	77,574,465	17
Special reserve	2,680,823	1	2,680,823	1	2,675,419	1
Unappropriated earnings	58,529,134	12	37,202,683	8	47,935,762	11

Total retained earnings	138,784,422	30	117,457,971	26	128,185,646	29

Other adjustments	417,073	—	382,666	—	132,433	—

Total equity attributable to stockholders of the parent	386,254,924	83	364,881,985	81	374,435,106	84

NONCONTROLLING INTERESTS (Notes 5, 16 and 30)	8,998,313	2	8,697,595	2	6,710,944	2

Total equity	395,253,237	85	373,579,580	83	381,146,050	86

TOTAL	$468,093,556	100	$451,123,122	100	$448,410,306	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2018		2017
	Amount	%	Amount	%
REVENUES (Notes 3, 5, 31, 40 and 45)	$53,632,358	100	$54,533,400	100

OPERATING COSTS (Notes 3, 5, 12, 29, 32, 40 and 45)	34,450,367	64	34,620,763	63

GROSS PROFIT	19,181,991	36	19,912,637	37

OPERATING EXPENSES (Notes 3, 5, 29, 32, 40 and 45)
Marketing	5,652,814	11	6,282,260	12
General and administrative	1,190,974	2	1,164,475	2
Research and development	925,504	2	920,480	1
Expected credit loss	397,920	1	—	—

Total operating expenses	8,167,212	16	8,367,215	15

OTHER INCOME AND EXPENSES (Notes 20 and 32)	(71,322)	—	(12,145)	—

INCOME FROM OPERATIONS	10,943,457	20	11,533,277	22

NON-OPERATING INCOME AND EXPENSES
Interest income	38,919	—	43,730	—
Other income (Notes 32 and 40)	56,160	—	59,796	—
Other gains and losses (Notes 32 and 40)	(33,288)	—	44,149	—
Interest expenses	(4,386)	—	(5,702)	—
Share of the profit of associates and joint ventures accounted for using equity method (Note 17)	82,648	—	124,067	—

Total non-operating income and expenses	140,053	—	266,040	—

INCOME BEFORE INCOME TAX	11,083,510	20	11,799,317	22
INCOME TAX EXPENSE (Notes 3, 5 and 33)	2,086,006	4	1,955,861	4

NET INCOME	8,997,504	16	9,843,456	18

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2018		2017
	Amount	%	Amount	%
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Note 3)	$(234,132)	—	$—	—
Gain on hedging instruments subject to basis adjustment (Notes 3 and 22)	897	—	—	—
Income tax benefit relating to items that will not be reclassified to profit or loss (Note 33)	207,269	—	—	—

	(25,966)	—	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(51,924)	—	(213,929)	—
Unrealized gain on available-for-sale financial assets (Note 32)	—	—	326,728	1
Cash flow hedges (Notes 22 and 32)	—	—	(622)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 17)	835	—	(3,083)	—
Income tax benefit relating to items that may be reclassified subsequently to profit or loss (Note 33)	—	—	476	—

	(51,089)	—	109,570	1

Total other comprehensive income (loss), net of income tax	(77,055)	—	109,570	1

TOTAL COMPREHENSIVE INCOME	$8,920,449	16	$9,953,026	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,727,524	16	$9,593,445	18
Noncontrolling interest	269,980	—	250,011	—

	$8,997,504	16	$9,843,456	18

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2018		2017
	Amount	%	Amount	%
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,642,380	16	$9,731,282	19
Noncontrolling interest	278,069	—	221,744	—

	$8,920,449	16	$9,953,026	19

EARNINGS PER SHARE (Notes 5 and 34)
Basic	$1.13		$1.24

Diluted	$1.12		$1.23

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 16, 22 and 30)
						Other Adjustments
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Available-for-sale Financial Assets	Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income		Gain (Loss) on Hedging Instruments		Noncontrolling Interests (Notes 16 and 30)
			Retained Earnings
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings				Cash Flow Hedges		Total		Total Equity
BALANCE, JANUARY 1, 2017	$77,574,465	$168,542,486	$77,574,465	$2,675,419	$38,342,317	$46,068	$(50,885)	$—	$(587)	$—	$364,703,748	$6,495,922	$371,199,670
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(10,940)	(10,940)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	76	—	—	—	—	—	—	—	—	76	187	263
Net income for the three months ended March 31, 2017	—	—	—	—	9,593,445	—	—	—	—	—	9,593,445	250,011	9,843,456
Other comprehensive income (loss) for the three months ended March 31, 2017	—	—	—	—	—	(189,001)	327,460	—	(622)	—	137,837	(28,267)	109,570

Total comprehensive income for the three months ended March 31, 2017	—	—	—	—	9,593,445	(189,001)	327,460	—	(622)	—	9,731,282	221,744	9,953,026

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	4,031	4,031

BALANCE, MARCH 31, 2017	$77,574,465	$168,542,562	$77,574,465	$2,675,419	$47,935,762	$(142,933)	$276,575	$—	$(1,209)	$—	$374,435,106	$6,710,944	$381,146,050

BALANCE, JANUARY 1, 2018	$77,574,465	$169,466,883	$77,574,465	$2,680,823	$37,202,683	$(174,593)	$558,109	$—	$(850)	$—	$364,881,985	$8,697,595	$373,579,580
Effect of retrospective application (Note 5)	—	—	—	—	12,393,167	—	(558,109)	883,420	850	(850)	12,718,478	(3,945)	12,714,533

BALANCE, JANUARY 1, 2018 AS ADJUSTED	77,574,465	169,466,883	77,574,465	2,680,823	49,595,850	(174,593)	—	883,420	—	(850)	377,600,463	8,693,650	386,294,113
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(38)	—	—	—	—	—	—	—	—	(38)	4	(34)
Net income for the three months ended March 31, 2018	—	—	—	—	8,727,524	—	—	—	—	—	8,727,524	269,980	8,997,504
Other comprehensive income (loss) for the three months ended March 31, 2018	—	—	—	—	205,760	(53,403)	—	(238,398)	—	897	(85,144)	8,089	(77,055)

Total comprehensive income for the three months ended March 31, 2018	—	—	—	—	8,933,284	(53,403)	—	(238,398)	—	897	8,642,380	278,069	8,920,449

Share-based payment transactions of subsidiaries	—	12,119	—	—	—	—	—	—	—	—	12,119	21,590	33,709
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	5,000	5,000

BALANCE, MARCH 31, 2018	$77,574,465	$169,478,964	$77,574,465	$2,680,823	$58,529,134	$(227,996)	$—	$645,022	$—	$47	$386,254,924	$8,998,313	$395,253,237

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$11,083,510	$11,799,317
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	6,895,427	7,176,226
Amortization	1,069,983	902,620
Amortization of incremental costs of obtaining contracts	452,276	—
Expected credit losses	397,920	—
Provision for doubtful accounts	—	302,871
Interest expenses	4,386	5,702
Interest income	(38,919)	(43,730)
Dividend income	—	(467)
Compensation cost of share-based payment transactions	410	4,031
Share of profit of associates and joint ventures accounted for using equity method	(82,648)	(124,067)
Loss on disposal of property, plant and equipment	20,572	12,145
Gain on disposal of financial instruments	(5,754)	(635)
Provision for inventory and obsolescence	32,476	12,648
Impairment loss on intangible assets	50,750	—
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	419	2,898
Gain on foreign exchange, net	(22,054)	(25,361)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	218
Financial assets mandatorily measured at fair value through profit or loss	59,642	—
Contract assets	135,004	—
Trade notes and accounts receivable	1,593,019	2,602,941
Accounts receivable from related parties	20,836	(17,852)
Inventories	(2,404,675)	(958,646)
Prepayments	(3,193,139)	(2,899,335)
Other current monetary assets	78,794	119,585
Other current assets	69,215	296,178
Incremental cost of obtaining contracts	(261,147)	—
Increase (decrease) in:
Contract liabilities	408,284	—
Trade notes and accounts payable	(4,701,135)	(5,924,102)
Payables to related parties	(269,433)	(363,930)
Other payables	(2,256,525)	(1,944,798)
Provisions	(401)	5,055
Advance receipts	—	(11,427)
Other current liabilities	181,426	(81,512)
Deferred revenue	—	58,697
Net defined benefit plans	$(1,977,888)	$(243,460)

Cash generated from operations	7,340,631	10,661,810
Interest paid	(4,386)	(5,637)
Income tax paid	(12,269)	(7,990)

Net cash provided by operating activities	7,323,976	10,648,183

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2018	2017
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(2,316,703)	(2,188,502)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	2,118,012	2,147,014
Proceeds from disposal of held-to-maturity financial assets	—	850,000
Proceeds from disposal of financial assets carried at cost	—	1,917
Proceeds from capital reduction of financial assets carried at cost	—	500
Proceeds from capital reduction of investments accounted for using equity method	19,184	—
Acquisition of property, plant and equipment	(4,390,273)	(4,611,584)
Proceeds from disposal of property, plant and equipment	9,932	676
Acquisition of intangible assets	(69,923)	(47,632)
Acquisition of investment properties	(5,557)	—
Increase in other noncurrent assets	(43,084)	(85,441)
Interest received	41,437	53,576
Cash dividends received	—	467

Net cash used in investing activities	(4,636,975)	(3,879,009)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	200,000	2,259,000
Repayment of short-term loans	(100,000)	(1,958,000)
Decrease in customers’ deposits	(101,178)	(85,849)
Decrease in other noncurrent liabilities	(37,637)	(8,671)
Change in other noncontrolling interests	38,299	—

Net cash provided by (used in) financing activities	(516)	206,480

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	17,907	(70,272)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,704,392	6,905,382
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	28,824,935	31,100,342

CASH AND CASH EQUIVALENTS, END OF PERIOD	$31,529,327	$38,005,724

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on May 3, 2018.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2017. Please refer to the consolidated financial statements for the year ended December 31, 2017 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financing Reporting Interpretations Committee (IFRIC) and SIC Interpretation (SIC) endorsed for use by the Financial Supervisory Commission (FSC).

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2018	December 31, 2017	March 31, 2017	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	29	29	29	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	66	67	69	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100	c.
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2018	December 31, 2017	March 31, 2017	Note
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100	d.
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	80	80	—	e.

	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	—	—	100	f.
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	89	89	89

	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	SENYOUNG Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	—	g.

Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”)	Development of real estate	60	—	—	h.

CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100

	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100

	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49
Chunghwa System Integration Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	—	100	100	i.

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	38	38	41	j.

Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	—	—	100	k.

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2018	December 31, 2017	March 31, 2017	Note
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100

	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100

	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100

Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	—	100	100	l.

	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	100	100	m.

Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	75	75	75	n.

Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100

(Concluded)

a.	The Company owns 28.93% equity shares of SENAO. Chunghwa had originally four out of seven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. In order to comply with the local regulations, SENAO increased two seats of independent directors in June 2016; therefore, total seats of its Board of Directors increased to nine and Chunghwa continues to hold four out of nine seats of the Board of Directors. As Chunghwa remains the control over SENAO’s relevant activities, the accounts of SENAO are included in the consolidated financial statements.
b.	Chunghwa and CHI disposed some shares of CHIEF in June 2017 before CHIEF traded its shares on the emerging stock market according to the local requirements. The Company’s equity ownership of CHIEF decreased to 70.43% as of December 31, 2017. CHIEF issued new shares in March 2018 as its employees exercised their options. The Company’s equity ownership decreased to 69.31% on March 31, 2018.
c.	Chunghwa International Yellow Pages Co., Ltd. changed its name to CHYP Multimedia Marketing & Communications Co., Ltd. starting from September 4, 2017.

d.	Chunghwa invested 100% equity shares of Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”) in March 2017.
e.	Chunghwa invested 80% equity shares of CHT Security Co., Ltd. (“CHTSC”) in December 2017.
f.	New Prospect was approved to dissolve its business in April 2017. The liquidation of New Prospect was completed in May 2017.
g.	SENAO invested 100% equity shares of SENYOUNG Insurance Agent Co., Ltd. (“SENYOUNG”) in November 2017.
h.	LED invested 60% equity shares of Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”) in March 2018.
i.	Concord was approved to end and dissolve its business in August 2017. The liquidation of Concord was completed in January 2018.
j.	CHI did not participate in the capital increase of CHPT in September 2017. Therefore, its ownership interest in CHPT decreased to 38.30%. However, considering the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.
k.	GNSS (Shanghai) completed its liquidation in August 2017 and Concord received the proceeds from the liquidation.
l.	SEITS completed its liquidation in March 2018.
m.	SITJ was approved to end and dissolve its business in April 2018. The liquidation of SITJ is still in process.
n.	JZIT was approved to end and dissolve its business in May 2016. The liquidation of JZIT is still in process.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of March 31, 2018:

Other Significant Accounting Policies

The Company initial applied IFRS 9 “Financial Instruments’’ and IFRS 15 “Revenue from Contracts with Customers’’ on January 1, 2018, and elected not to restate the figures in comparative periods. Different accounting policies for each accounting periods as a result of the application of new accounting standards are listed by year separately.

a.	Retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings. The effect of a change in tax rate resulting from a change in tax law is recognized in consistent with the accounting for the transaction itself for which the tax consequence arises from, and is recognized in profit or loss or other comprehensive income in full in the period in which the change in tax rate occurs.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

1)	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

a)	Measurement category

2018

i.	Financial assets at fair value through profit and loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset. Fair value is determined in the manner described in Note 39.

ii.	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

a.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

b.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial. Exchange differences are recognized in profit or loss.

iii.	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2017

i.	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is held for trading.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

ii.	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds with specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment loss.

iii.	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

The Company invests in listed stocks, emerging market stocks and non-listed stocks. Among these investments, those that have a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period by presenting in a separate line item as financial assets carried at cost. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in other comprehensive income. Any impairment losses are recognized in profit or loss.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

iv.	Loans and receivables

Loans and receivables (including cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment loss, except for short-term receivables as the effect of discounting is immaterial.

b)	Impairment of financial assets

2018

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including account receivables) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for account receivables. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

2017

Financial assets, other than those at FVTPL, are assessed to determine whether there is objective evidence that an impairment loss has occurred at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets and trade notes and accounts receivable, assets that are individually assessed and not impaired are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is mainly based on the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. However, since the discounted effect of short-term receivables is immaterial, the impairment loss is recognized on the difference between carrying amount and estimated future cash flow.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For financial assets that are carried at cost, the amount of the impairment loss is mainly measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade notes and accounts receivable and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade note and accounts receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade notes and accounts receivable and other receivables that are written off against the allowance account.

c)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

2018

On derecognition of investments in equity instruments at FVOCI, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

2017

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

2)	Financial liabilities

a)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

b)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

3)	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

4)	Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Before 2018, hedge accounting was discontinued prospectively when the Company revoked the designated hedging relationship; when the hedging instrument expired or was sold, terminated, or exercised; or when the hedging instrument no longer met the criteria for hedge accounting. Starting from 2018, the Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

d.	Revenue recognition of the contract with the customer

2018

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade note and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade note and accounts receivable are recognized monthly.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are derecognized and account receivables is recognized when the amount become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service. The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus revenues and corresponding accounts receivables of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized in the amount of commission.

2017

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

1)	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

2)	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

3)	The amount of revenue can be measured reliably;

4)	It is probable that the economic benefits associated with the transaction will flow to the Company; and

5)	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade notes and accounts receivable due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount paid by the customer for the products.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized in the amount of commission.

e.	Incremental costs of obtaining contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered, and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Except for the following items, for the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2017.

a.	Impairment of trade notes and account receivables

2018

The provision for impairment of trade notes and account receivables is based on assumptions about risk of default and expected loss rates. The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period. For details of the key assumptions and inputs used, see Note 11. Where the actual future cash flows are less than expected, a material impairment loss may arise.

2017

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

b.	Judgment of business model of the financial assets classification (Apply for 2018)

2018

The Company determines the business model at a level that reflects how groups of financial assets are managed together to achieve a particular business objective. This assessment includes judgments reflecting all relevant evidence including how the performance of the assets is evaluated and their performance measured, the risks that affect the performance of the assets and how these are managed and how the managers of the assets are compensated. The Company monitors financial assets measured at amortized cost that are derecognized prior to their maturity to understand the reason for their disposal and whether the reasons are consistent with the objective of the business model for which the assets was held. If business model is changed, a prospective change to the classification of those financial assets is applied.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee Interpretations (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC

Except for the following, whenever applied, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC and SIC issued by the IASB and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s consolidated financial statements.

1)	IFRS 9 “Financial Instruments” and related amendment

IFRS 9 supersedes IAS 39 “Financial Instruments: Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments: Disclosures” and other standards. IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting. Refer to Note 3 for information relating to the relevant accounting policies.

The requirements for classification, measurement and impairment of financial assets have been applied retrospectively on January 1, 2018, and the requirements for hedge accounting have been applied prospectively. IFRS 9 is not applicable to items that have already been derecognized on or before December 31, 2017.

Classification, measurement and impairment of financial assets

On the basis of the facts and circumstances that existed on January 1, 2018, the Company performed an assessment of the classifications of financial assets and elected not to restate the comparative figures.

The following table shows the original measurement categories and carrying amounts under IAS 39 and the new measurement categories and carrying amounts under IFRS 9 for each class of the Company’s financial assets and financial liabilities as of January 1, 2018.

	Measurement category		Carrying amount
	IAS 39	IFRS 9	IAS 39	IFRS 9	Note
Financial assets

Cash and cash equivalents	Loans and receivables	Amortized cost	$28,824,935	$28,824,935	a	)
Equity securities	Available-for-sale	FVTPL	53,888	53,888	b	)
	Available-for-sale	FVOCI- equity investments	5,696,983	7,538,848	b	)
Trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits	Loans and receivables	Amortized cost	40,158,885	40,158,885	a	)

Financial Liabilities

Short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’deposit and loan-term loans	Amortized cost	Amortized cost	39,725,662	39,725,662
Derivatives	Held-for-trading	FVTPL	578	578
	Hedging derivative financial liabilities	Hedging financial liabilities	850	850	c	)

	IAS 39 Carrying Amount January 1, 2018	Reclassifi- cations	Remea- surements	IFRS 9 Carrying Amount January 1, 2018	Retained Earnings effect on January 1, 2018	Other adjustment effect on January 1, 2018	Noncontrolling interests effect on January 1, 2018	Note
Financial assets measured at FVTPL	$—	$—	$—	$—	$—	$—	$—
Add: reclassification from available for sale (IAS 39) - mandatory reclassification	—	53,888	—	53,888	6,149	(6,149)	—	b	)

	—	53,888	—	53,888	6,149	(6,149)	—

Financial liabilities measured at FVTPL	(578)	—	—	(578)	—	—	—

Financial assets measured at FVOCI- equity investments	—	—	—	—	—	—	—
Add: reclassification from available for sale (IAS 39) - designated at January 1, 2018	—	5,696,983	1,841,865	7,538,848	1,515,525	327,177	(837)	b	)

	—	5,696,983	1,841,865	7,538,848	1,515,525	327,177	(837)

Financial assets measured at Amortized cost	—	—	—	—	—	—	—
Add: reclassification from loans and receivables (IAS 39)	—	68,983,820	—	68,983,820	—	—	—	a	)

	—	68,983,820	—	68,983,820	—	—	—

Financial liabilities measured at amortized cost	—	—	—	—	—	—	—
Add: reclassification from amortized cost (IAS 39)	—	(39,725,662)	—	(39,725,662)	—	—	—

	—	(39,725,662)	—	(39,725,662)	—	—	—

Hedging financial liabilities	—	—	—	—	—	—	—
Add: reclassification from Hedging derivative instrument (IAS 39)	—	(850)	—	(850)	—	—	—	c	)

	—	(850)	—	(850)	—	—	—

Total	$(578)	$35,008,179	$1,841,865	$36,849,466	$1,521,674	$321,028	$(837)

a)	Cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposit that were classified as loans and receivables under IAS 39 are now classified as financial assets measured at amortized cost with assessment of expected credit loss.

b)	The Company elected to reclassify equity securities originally classified as available-for-sale under IAS 39 to FVTPL and designated at FVOCI in accordance with IFRS 9. As a result, the related other equity - unrealized gain (loss) on available-for-sale financial assets was reclassified $6,149 thousand to retained earnings and $556,243 thousand to other equity - unrealized gain or loss on financial assets at FVOCI.

Equity investments in non-listed stocks previously carried at cost under IAS 39 are designated as FVOCI and remeasured at fair values. As a result, financial assets at FVOCI and other equity - unrealized gain or loss on financial assets at FVOCI were increased by $1,841,865 thousand and $1,842,702 thousand, respectively, and noncontrolling interest was decreased by $837 thousand.

The Company recognized impairment loss on certain investments in equity securities previously classified as available-for-sale and measured at cost and the loss was accumulated in retained earnings under IAS 39. Since those investments were designated as financial assets measured at FVOCI under IFRS 9 and no impairment assessment is required, an adjustment was made that resulted in a decrease of $1,515,525 thousand in other equity - unrealized gain or loss on financial assets at FVOCI and an increase of the $1,515,525 thousand in retained earnings on January 1, 2018.

c)	Due to the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, all derivative and non-derivative financial assets and financial liabilities which were designated as hedging instruments are presented as hedging financial assets and hedging financial liabilities for starting from January 1, 2018.

As the Company expects there is no tax obligations upon the disposal of the available-for-sale financial assets, the deferred income tax liabilities was decreased by $1,175 thousand, unrealized gain or loss on available-for-sale financial assets was increased by $4,283 thousand and noncontrolling interests was decreased by of $3,108 thousand, respectively.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations. Please refer to Note 3 for related accounting policies.

When applying IFRS 15 and related amendments, the Company allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements is allocated based on each performance obligation’s relative stand-alone selling price. The amount of sales revenue recognized for products is no longer limited to the amount paid by the customer for the products. This will not change the total revenue recognized, but will change the timing of revenue recognition. The Company may recognize more revenue at the beginning of the contract period (i.e., at the time of sale of products), and revenue recognized for telecommunications service in the subsequent contract periods will decrease.

Incremental costs of obtaining contracts will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Before the application of IFRS 15, the relevant expenditures were recognized as expenses.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer. Before the application of IFRS 15, the Company determines whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

Under IFRS 15, the net effect of revenue recognizes, consideration received and receivable is recognized as a contract asset or a contract liability. Before the application of IFRS 15, receivable is recognized or advance receipts and deferred revenue was reduced when revenue was recognized for the contract under IAS 18.

Under IFRS 15, the Company recognized a trade-in liability (other current liabilities) and a right to recover a product (other current assets) when recognizing revenue for the sale with a trade-in right. Before the application of IFRS 15, trade-in right provisions and inventories were recognized when recognizing revenue.

The Company elected to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and recognized the cumulative effect of the change in the retained earnings on January 1, 2018.

Impact on items of assets, liabilities and equity

	Carrying amounts before retrospective adjustments as of January 1, 2018	Adjustments Arising from Initial Application	Carrying amounts after retrospective adjustments as of January 1, 2018
Contract assets - current	$—	$6,065,126	$6,065,126

Trade notes and accounts receivable, net	$31,941,094	(117,911)	$31,823,183

Inventories	$8,839,615	(132,086)	$8,707,529

Prepayments- current	$2,188,173	(7,628)	$2,180,545

Other current assets	$2,182,758	132,086	$2,314,844

Contract assets - noncurrent	$—	3,916,924	$3,916,924

Incremental costs of obtaining contracts	$—	2,474,143	$2,474,143

Total effect on assets		$12,330,654

Contract liabilities - current	$—	$8,003,855	$8,003,855

Current tax liabilities	$4,725,698	2,226,691	$6,952,389

Provisions - current	$188,744	(87,572)	$101,172

Advance receipts	$8,841,858	(8,841,858)	$—

Other current liabilities	$1,081,156	71,690	$1,152,846

Contract liabilities - noncurrent	$—	2,626,319	$2,626,319

Deferred revenue	$3,612,391	(3,612,391)	$—

Other noncurrent liabilities	$3,457,677	1,072,427	$4,530,104

Total effect on liabilities		$1,459,161

Total effect on equity (unappropriated earnings)	$37,202,683	$10,871,493	$48,074,176

The following table shows the increase (decrease) in assets, liabilities and equity resulting from the application of IFRS 15 on the balance sheet date.

March 31, 2018
Contract assets - current	$6,258,807
Trade notes and accounts receivable, net	(128,142)
Inventories	(114,599)
Prepayments - current	(8,579)
Other current assets	114,599
Contract assets - noncurrent	3,588,239
Incremental costs of obtaining contracts	2,283,014

Assets	$11,993,339

Contract liabilities - current	$8,654,115
Current tax liabilities	2,142,088
Provisions - current	(77,288)
Advance receipts	(9,493,035)
Other current liabilities	206,754
Contract liabilities - noncurrent	2,384,343
Deferred revenue	(3,393,149)
Other noncurrent liabilities	1,062,953

Liabilities	$1,486,781

Equity (unappropriated earnings)	$10,506,558

Impact on items of statement of comprehensive income for current period

For the three months ended March 31, 2018
Revenues	$(257,457)
Operating costs	341,255
Operating expenses	(149,174)

Income from operations	(449,538)
Income tax expense	(84,603)

Net income	$(364,935)

Decrease in net income attributable to:
Stockholders of the parent	$(364,935)
Noncontrolling interests	—

$(364,935)

Impact on earnings per share:
Basic earnings per share	$(0.05)

Diluted earnings per share	$(0.05)

b.	The IFRSs issued by the International Accounting Standards Board (IASB) but not yet endorsed and issued into effect by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019 (Note 2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 16	Leases	January 1, 2019 (Note 3)
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019 (Note 4)

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The FSC permits that companies may elect to early adopt the amendments starting from 2018.

Note 3:	On December 19, 2017, the FSC announced that IFRS 16 will take effect starting from January 1, 2019.

Note 4:	Companies shall apply the amendments to pension plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s consolidated financial statements:

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability and discloses such amounts in the footnotes; interest is computed by using effective interest method. On the consolidated financial statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Company as lessor.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2018	December 31, 2017	March 31, 2017
Cash
Cash on hand	$205,096	$382,694	$235,335
Bank deposits	8,895,661	7,877,605	5,475,796

	9,100,757	8,260,299	5,711,131

Cash equivalents (investments with maturities of less than three months)
Commercial paper	12,866,655	10,178,512	16,344,790
Negotiable certificate of deposit	7,200,000	7,950,000	14,800,000
Time deposits	2,361,915	2,436,124	1,149,803

	22,428,570	20,564,636	32,294,593

	$31,529,327	$28,824,935	$38,005,724

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits as of balance sheet dates were as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Bank deposits	0.00%-0.38%	0.00%-0.70%	0.00%-0.55%
Commercial paper	0.35%-0.40%	0.32%-0.40%	0.33%-0.40%
Negotiable certificate of deposit	0.40%-0.52%	0.40%-0.50%	0.43%-0.53%
Time deposits	0.03%-4.50%	0.52%-4.40%	0.40%-3.55%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS - CURRENT

	March 31, 2018	December 31, 2017	March 31, 2017
Financial assets

Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$34	$—	$—

Financial liabilities

Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1,031	$578	$4,255

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
March 31, 2018

Forward exchange contracts - buy	EUR/NT$	2018.06-09	EUR4,390/NT$158,199
Forward exchange contracts - buy	US$/NT$	2018.04	US$5,863/NT$170,903

December 31, 2017

Forward exchange contracts - buy	EUR/NT$	2018.03-06	EUR1,942/NT$69,061
Forward exchange contracts - buy	US$/NT$	2018.01	US$4,190/NT$125,481

March 31, 2017

Forward exchange contracts - buy	EUR/NT$	2017.06	EUR3,744/NT$125,510
Forward exchange contracts - buy	US$/NT$	2017.04	US$1,330/NT$40,677

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT - 2018

March 31, 2018
Domestic investments
Listed stocks	$2,847,119
Non-listed stocks	4,168,039
Foreign investments
Non-listed stocks	290,097

$7,305,255

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes. These investments in equity instruments were classified as available-for-sale financial assets under IAS 39. Refer to Notes 5, 9 and 15 for information relating to their reclassification and comparative information for 2017.

9.	AVAILABLE-FOR-SALE FINANCIAL ASSETS - NONCURRENT - 2017

	December 31, 2017	March 31, 2017
Equity securities
Listed stocks	$3,125,086	$2,847,755

The Company evaluated and concluded that there was no indication that available-for-sale financial assets were impaired; therefore, no impairment loss was recognized for the three months ended March 31, 2017.

10.	HELD-TO-MATURITY FINANCIAL ASSETS - CURRENT - 2017

	December 31, 2017	March 31, 2017
Corporate bonds	$—	$1,139,929
Bank debentures	—	150,000

	$—	$1,289,929

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	December 31, 2017	March 31, 2017
Corporate bonds

Par value	$—	$1,140,000

Nominal interest rate	—	1.18%-1.35%
Effective interest rate	—	1.20%-1.35%
Average remaining maturity life	—	0.29 year

Bank debentures

Par value	$—	$150,000

Nominal interest rate	—	1.25%
Effective interest rate	—	1.25%
Average remaining maturity life	—	0.16 year

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2018	December 31, 2017	March 31, 2017
Trade notes and accounts receivable	$32,386,539	$34,058,443	$30,204,449
Less: Allowance doubtful account	(2,387,453)	(2,117,349)	(2,017,801)

	$29,999,086	$31,941,094	$28,186,648

For the three months ended March 31, 2018

The average credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from default. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of trade receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there are evidences indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the account receivables are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and account receivable. For account receivables that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining account receivables are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below.

March 31, 2018

	Not past due	Past due Less than 30 days	Pass due 31 to 60 days	Pass due 61 to 90 days	Pass due 91 to 120 days	Pass due 121 to 180 days	Pass due Over 181 days	Total
Telecommunications business

Expected credit loss rate (Note a)	0%-2%	3%-33%	9%-69%	15%-82%	28%-89%	64%-98%	100%
Gross carrying amount	$23,331,863	$351,328	$124,106	$60,798	$33,847	$29,170	$460,011	$24,391,123
Loss allowance (Lifetime ECL)	(65,172)	(36,358)	(29,213)	(27,336)	(29,103)	(28,685)	(460,011)	(675,878)

Amortized cost	$23,266,691	$314,970	$94,893	$33,462	$4,744	$485	$—	$23,715,245

Project business

Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,775,399	$290,847	$730,900	$127,247	$61,190	$58,425	$1,372,868	$6,416,876
Loss allowance (Lifetime ECL)	(100,272)	(45,175)	(107,207)	(19,891)	(9,749)	(8,645)	(1,372,868)	(1,663,807)

Amortized cost	$3,675,127	$245,672	$623,693	$107,356	$51,441	$49,780	$—	$4,753,069

Note a:	Please refer to Note 45 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:	The project business has different loss types according to the customer types. When customer is the government or its affiliates, it is expected that no credit loss will occur. For those who had bounced or exchanged checks as well as those account receivables were overdue more than six months that are classified as high risk customers, the expected credit loss of high risk customers is at least 50%, and the rate is increased by the overdue days.

Movements of the allowance for doubtful accounts were as follows:

Three months ended March 31, 2018
Balance at January 1, 2018	$2,117,349
Add: Provision of impairment loss	320,388
Less: Amounts written off	(50,284)

Balance at March 31, 2018	$2,387,453

For the three months ended March 31, 2017

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates was as follows:

	December 31, 2017	March 31, 2017
Non-overdue	$30,031,885	$27,004,359
Less than 30 days	1,280,443	1,070,140
31-60 days	484,795	189,992
61-90 days	278,242	123,325
91-120 days	253,318	147,469
121-180 days	122,086	154,859
More than 181 days	1,607,674	1,514,305

	$34,058,443	$30,204,449

The above aging analysis was based on days overdue.

At the balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company. The aging of these receivables as of balance sheet dates was as follows:

	December 31, 2017	March 31, 2017
Less than 30 days	$328,438	$229,172
31-60 days	36,253	65,773
61-90 days	7,279	22,692
91-120 days	69,486	43,484
121-180 days	549	1,332
More than 181 days	6,572	13,657

	$448,577	$376,110

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2017	$805,145	$967,880	$1,773,025
Add: Provision for doubtful accounts	284,853	10,469	295,322
Deduct: Amounts written off	(2,314)	(48,232)	(50,546)

Balance on March 31, 2017	$1,087,684	$930,117	$2,017,801

12.	INVENTORIES

	March 31, 2018	December 31, 2017	March 31, 2017
Merchandise	$4,616,215	$5,133,528	$4,813,838
Project in process	4,155,581	1,390,212	1,239,128
Work in process	138,637	151,804	93,021
Raw materials	93,950	88,726	148,964

	9,004,383	6,764,270	6,294,951
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	76,612	76,612	75,088

	$11,079,728	$8,839,615	$8,368,772

The operating costs related to inventories were $12,291,096 thousand (including the valuation loss on inventories of $32,476 thousand) and $12,619,054 thousand (including the valuation loss on inventories of $12,648 thousand) for the three months ended March 31, 2018 and 2017, respectively.

As of March 31, 2018, December 31, 2017 and March 31, 2017, inventories of $2,075,345 thousand, $2,075,345 thousand and $2,073,821 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress on March 31, 2018, December 31, 2017 and March 31, 2017 was for Qingshan Sec., Dayuan Dist., Taoyuan City project.

13.	PREPAYMENTS

	March 31, 2018	December 31, 2017	March 31, 2017
Prepaid salary and bonus	$3,147,147	$—	$3,126,205
Prepaid rents	2,802,370	2,687,513	3,040,754
Others	2,997,512	3,074,005	2,951,898

	$8,947,029	$5,761,518	$9,118,857

Current
Prepaid salary and bonus	$3,147,147	$—	$3,126,205
Prepaid rents	1,003,157	812,148	1,069,521
Others	1,384,757	1,376,025	1,013,286

	$5,535,061	$2,188,173	$5,209,012

Noncurrent
Prepaid rents	$1,799,213	$1,875,365	$1,971,233
Others	1,612,755	1,697,980	1,938,612

	$3,411,968	$3,573,345	$3,909,845

14.	OTHER CURRENT MONETARY ASSETS

	March 31, 2018	December 31, 2017	March 31, 2017
Time deposits and negotiable certificates of deposit with maturities of more than three months	$4,223,295	$4,053,637	$3,594,578
Others	1,170,833	1,254,423	1,115,479

	$5,394,128	$5,308,060	$4,710,057

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months were as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.06%-4.30%	0.06%-4.15%	0.11%-3.55%

15.	FINANCIAL ASSETS CARRIED AT COST - 2017

	December 31, 2017	March 31, 2017
Non-listed stocks
Domestic	$2,331,798	$1,946,770
Foreign	293,987	293,135

	$2,625,785	$2,239,905

Since the fair values of the above non-listed stocks investments cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were measured at costs less any impairment losses at the balance sheet dates.

The Company disposed financial assets carried at cost with carrying amount of $1,282 thousand and recognized the disposal gain of $635 thousand for the three months ended March 31, 2017.

The Company evaluated and concluded that there was no indication that financial assets carried at cost were impaired; therefore, no impairment loss was recognized for the three months ended March 31, 2017.

16.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	March 31, 2018	December 31, 2017	March 31, 2017
SENAO	Taiwan	71%	71%	71%
CHPT	Taiwan	62%	62%	59%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Three Months Ended March 31		March 31,	December 31,	March 31,
	2018	2017	2018	2017	2017
SENAO	$122,274	$107,104	$4,381,223	$4,257,408	$4,334,808

CHPT	$102,781	$111,372	3,658,493	3,555,563	1,718,123

Individually immaterial subsidiaries with noncontrolling interests			958,597	884,624	658,013

			$8,998,313	$8,697,595	$6,710,944

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	March 31, 2018	December 31, 2017	March 31, 2017
Current assets	$8,017,896	$7,584,225	$7,249,367
Noncurrent assets	2,695,786	2,686,696	2,702,557
Current liabilities	(4,474,560)	(4,203,944)	(3,750,286)
Noncurrent liabilities	(155,673)	(160,366)	(153,774)

Equity	$6,083,449	$5,906,611	$6,047,864

Equity attributable to the parent	$1,702,226	$1,649,203	$1,713,056
Equity attributable to noncontrolling interests	4,381,223	4,257,408	4,334,808

	$6,083,449	$5,906,611	$6,047,864

	Three Months Ended March 31
	2018	2017
Revenues and income	$8,898,056	$8,724,060
Costs and expenses	8,723,388	8,572,244

Profit for the period	$174,668	$151,816

Profit attributable to the parent	$52,394	$44,712
Profit attributable to the noncontrolling interests	122,274	107,104

Profit for the period	$174,668	$151,816

Other comprehensive income (loss) attributable to the parent	$2,735	$(9,144)
Other comprehensive income (loss) attributable to noncontrolling interests	1,653	(22,487)

Other comprehensive income (loss) for the period	$4,388	$(31,631)

Total comprehensive income attributable to the parent	$55,129	$35,568
Total comprehensive income attributable to noncontrolling interests	123,927	84,617

Total comprehensive income for the period	$179,056	$120,185

Net cash flow from operating activities	$301,134	$(1,099,809)
Net cash flow from investing activities	(67,870)	(81,053)
Net cash flow from financing activities	89	301,070
Effect of exchange rate changes on cash and cash equivalents	(241)	(2,705)

Net cash inflow (outflow)	$233,112	$(882,497)

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	March 31, 2018	December 31, 2017	March 31, 2017
Current assets	$4,465,717	$4,495,601	$1,607,166
Noncurrent assets	2,307,227	2,167,138	1,959,562
Current liabilities	(842,287)	(899,079)	(663,679)
Noncurrent liabilities	(1,173)	(997)	(1,305)

Equity	$5,929,484	$5,762,663	$2,901,744

Equity attributable to CHI	$2,270,991	$2,207,100	$1,183,621
Equity attributable to noncontrolling interests	3,658,493	3,555,563	1,718,123

	$5,929,484	$5,762,663	$2,901,744

	Three Months Ended March 31
	2018	2017
Revenues and income	$744,990	$795,166
Costs and expenses	578,409	607,070

Profit for the period	$166,581	$188,096

Profit attributable to CHI	$63,800	$76,724
Profit attributable to noncontrolling interests	102,781	111,372

Profit for the period	$166,581	$188,096

Other comprehensive income (loss) attributable to CHI	$92	$(1,699)
Other comprehensive income (loss) attributable to noncontrolling interests	148	(2,467)

	$240	$(4,166)

Total comprehesive income attributable to the CHI	$63,892	$75,025
Total comprehensive income attributable to noncontrolling interests	102,929	108,905

	$166,821	$183,930

Net cash flow from operating activities	$193,765	$158,941
Net cash flow from investing activities	(238,677)	(344,202)
Net cash flow from financing activities	—	—
Effect of exchange rate changes on cash and cash equivalents	524	(4,524)

Net cash outflow	$(44,388)	$(189,785)

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2018 as its employees exercised their options. The Company’s equity ownership decreased to 69.31%. See Note 35(b) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Three Months Ended March 31, 2018
CHIEF Share-Based Payment
Cash consideration received from noncontrolling interests	$33,299
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(21,180)

Differences arising from equity transactions	$12,119

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$12,119

17.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31, 2018	December 31, 2017	March 31, 2017
Investments in associates	$2,603,503	$2,546,374	$2,692,075
Investments in joint ventures	—	—	1,916

	$2,603,503	$2,546,374	$2,693,991

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	March 31, 2018	December 31, 2017	March 31, 2017
Listed

Senao Networks, Inc. (“SNI”)	$902,901	$862,116	$868,787

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	500,546	472,505	480,749
International Integrated System, Inc. (“IISI”)	303,712	296,333	307,129

		(Continued)

	Carrying Amount
	March 31, 2018	December 31, 2017	March 31, 2017
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	$256,476	$256,323	$266,805
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	149,019	136,885	220,465
Skysoft Co., Ltd. (“SKYSOFT”)	138,534	139,741	147,428
KingwayTek Technology Co., Ltd. (“KWT”)	125,949	128,269	118,929
So-net Entertainment Taiwan Limited (“So-net”)	102,602	104,171	116,474
Taiwan International Ports Logistics Corporation (“TIPL”)	48,209	49,631	53,709
Click Force Co., Ltd. (“CF”)	38,075	38,175	36,913
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	22,428	25,006	20,745
Alliance Digital Tech Co., Ltd. (“ADT”)	11,787	14,488	31,524
HopeTech Technologies Limited (“HopeTech”)	3,265	22,731	22,418
MeWorks LIMITED (HK) (“MeWorks”)	—	—	—

	$2,603,503	$2,546,374	$2,692,075

		(Concluded)

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	March 31, 2018	December 31, 2017	March 31, 2017
Senao Networks, Inc. (“SNI”)	34	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
International Integrated System, Inc. (“IISI”)	32	32	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
Skysoft Co., Ltd. (“SKYSOFT”)	30	30	30
KingwayTek Technology Co., Ltd. (“KWT”)	26	26	26
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Click Force Co., Ltd. (“CF”)	49	49	49
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	22	22	26
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14	14
HopeTech Technologies Limited (“HopeTech”)	45	45	45
MeWorks LIMITED (HK) (“MeWorks”)	20	20	20

None of the above associates is considered individually material to the Company. Summarized financial information of associates that are not individually material was as follows:

	Three Months Ended March 31
	2018	2017
The Company’s share of profits	$82,648	$124,828
The Company’s share of other comprehensive income (loss)	835	(3,083)

The Company’s share of total comprehensive income	$83,483	$121,745

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
SNI	$2,263,038	$2,130,406	$2,461,986

HopeTech returned the proceeds of $19,184 thousand as a result of capital reduction in January 2018. HopeTech engages mainly in sale of information and communication technologies products.

The Company did not participate in the capital increase of DZIM in April 2017 and the ownership interest of DZIM decreased from 26% to 22%. DZIM engages mainly in information technology service and general advertisement service.

The Company owns 14% equity shares of ADT. As the Company remains the seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company remains significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

The Company’s share of profit and other comprehensive loss of associates was recognized based on the reviewed financial statements.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	March 31, 2018	December 31, 2017	March 31, 2017	March 31, 2018	December 31, 2017	March 31, 2017
Non-listed

Chunghwa Benefit One Co., Ltd. (“CBO”)	$—	$—	$1,916	—	—	50
Huada Digital Corporation (“HDD”)	—	—	—	—	—	—

	$—	$—	$1,916

In December 2016, the stockholders of CBO approved that CBO should start its dissolution from December 31, 2016. CBO completed its liquidation in December 2017.

In March 2016, the stockholders of HDD approved that HDD should start its dissolution from March 31, 2016. HDD completed its liquidation in March 2017.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	Three Months Ended March 31
	2018	2017
The Company’s share of loss	$—	$(761)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$—	$(761)

The Company’s share of loss of joint ventures was recorded based on the reviewed financial statements.

18.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and equipment to be accepted	Total
Cost

Balance on January 1, 2017	$103,872,069	$1,580,893	$67,737,813	$14,294,817	$715,692,476	$3,866,401	$8,942,936	$20,140,722	$936,128,127
Additions	—	—	4,742	10,539	101,800	190	72,483	1,859,429	2,049,183
Disposal	(5)	(3,886)	(834)	(273,900)	(1,277,679)	(20,396)	(57,199)	—	(1,633,899)
Effect of foreign exchange differences	—	—	—	(745)	(126,117)	(64)	(4,990)	(91)	(132,007)
Others	80,056	(1,240)	3,783,428	874	5,016,478	(32)	348,850	(9,294,998)	(66,584)

Balance on March 31, 2017	$103,952,120	$1,575,767	$71,525,149	$14,031,585	$719,406,958	$3,846,099	$9,302,080	$12,705,062	$936,344,820

Accumulated depreciation and impairment

Balance on January 1, 2017	$—	$(1,248,614)	$(25,591,288)	$(11,581,679)	$(596,497,180)	$(3,237,064)	$(6,802,542)	$—	$(644,958,367)
Depreciation expenses	—	(12,697)	(348,974)	(310,507)	(6,227,586)	(113,519)	(157,708)	—	(7,170,991)
Disposal	—	3,873	834	270,998	1,268,098	20,393	56,882	—	1,621,078
Effect of foreign exchange differences	—	—	—	419	31,838	64	2,324	—	34,645
Others	—	1,092	104,356	16,828	7,091	(2,680)	(82,954)	—	43,733

Balance on March 31, 2017	$—	$(1,256,346)	$(25,835,072)	$(11,603,941)	$(601,417,739)	$(3,332,806)	$(6,983,998)	$—	$(650,429,902)

Balance on January 1, 2017, net	$103,872,069	$332,279	$42,146,525	$2,713,138	$119,195,296	$629,337	$2,140,394	$20,140,722	$291,169,760

Balance on March 31, 2017, net	$103,952,120	$319,421	$45,690,077	$2,427,644	$117,989,219	$513,293	$2,318,082	$12,705,062	$285,914,918

Cost

Balance on January 1, 2018	$104,079,190	$1,594,899	$72,694,050	$14,161,797	$722,054,435	$3,834,372	$9,514,875	$18,526,814	$946,460,432
Additions	—	—	2,248	7,752	7,236	—	30,023	3,171,774	3,219,033
Disposal	(9,759)	—	(23)	(123,117)	(10,400,269)	(10,922)	(164,204)	—	(10,708,294)
Effect of foreign exchange differences	—	—	—	6	(50,032)	10	635	112	(49,269)
Others	10,348	—	(5,344)	13,197	7,724,079	2,048	49,084	(7,782,519)	10,893

Balance on March 31, 2018	$104,079,779	$1,594,899	$72,690,931	$14,059,635	$719,335,449	$3,825,508	$9,430,413	$13,916,181	$938,932,795

Accumulated depreciation and impairment

Balance on January 1, 2018	$—	$(1,292,527)	$(26,798,694)	$(11,787,847)	$(607,154,914)	$(3,513,529)	$(7,205,011)	$—	$(657,752,522)
Depreciation expenses	—	(11,841)	(338,264)	(265,910)	(6,060,756)	(50,403)	(163,057)	—	(6,890,231)
Disposal	—	—	23	118,523	10,385,474	10,898	162,872	—	10,677,790
Effect of foreign exchange differences	—	—	—	27	15,177	13	(196)	—	15,021
Others	—	(10)	2,568	(2,278)	1,321	(1,544)	(5,791)	—	(5,734)

Balance on March 31, 2018	$—	$(1,304,378)	$(27,134,367)	$(11,937,485)	$(602,813,698)	$(3,554,565)	$(7,211,183)	$—	$(653,955,676)

Balance on January 1, 2018, net	$104,079,190	$302,372	$45,895,356	$2,373,950	$114,899,521	$320,843	$2,309,864	$18,526,814	$288,707,910

Balance on March 31, 2018, net	$104,079,779	$290,521	$45,556,564	$2,122,150	$116,521,751	$270,943	$2,219,230	$13,916,181	$284,977,119

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the three months ended March 31, 2018 and 2017.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

19.	INVESTMENT PROPERTIES

Cost

Balance on January 1 and March 31, 2017	$9,194,652

Accumulated depreciation and impairment

Balance on January 1, 2017	$(1,080,119)
Depreciation expense	(5,235)

Balance on March 31, 2017	$(1,085,354)

Balance on January 1, 2017, net	$8,114,533

Balance on March 31, 2017, net	$8,109,298

Cost

Balance on January 1, 2018	$9,134,817
Additions	5,557

Balance on March 31, 2018	$9,140,374

Accumulated depreciation and impairment

Balance on January 1, 2018	$(1,087,024)
Depreciation expense	(5,196)

Balance on March 31, 2018	$(1,092,220)

Balance on January 1, 2018, net	$8,047,793

Balance on March 31, 2018, net	$8,048,154

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2017 and 2016 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of March 31, 2018 and 2017 because there was no material change in the economic environment and the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Fair value	$17,728,012	$17,728,012	$17,778,228

Overall capital interest rate	1.46%-2.20%	1.46%-2.20%	1.46%-2.20%
Profit margin ratio	12%-20%	12%-20%	10%-20%
Discount rate	1.04%	1.04%	1.04%
Capitalization rate	0.47%-1.69%	0.47%-1.69%	0.43%-1.78%

All of the Company’s investment properties are held under freehold interest.

20.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost

Balance on January 1, 2017	$59,209,000	$3,408,092	$236,200	$414,231	$63,267,523
Additions-acquired separately	—	47,200	—	432	47,632
Disposal	—	(18,185)	—	(9)	(18,194)
Effect of foreign exchange difference	—	(232)	—	(172)	(404)
Others	—	1,097	—	—	1,097

Balance on March 31, 2017	$59,209,000	$3,437,972	$236,200	$414,482	$63,297,654

Accumulated amortization and impairment

Balance on January 1, 2017	$(13,412,712)	$(2,413,337)	$(18,055)	$(69,995)	$(15,914,099)
Amortization expenses	(767,963)	(128,811)	—	(5,846)	(902,620)
Disposal	—	18,185	—	9	18,194
Effect of foreign exchange difference	—	188	—	8	196
Others	—	(1,097)	—	—	(1,097)

Balance on March 31, 2017	$(14,180,675)	$(2,524,872)	$(18,055)	$(75,824)	$(16,799,426)

Balance on January 1, 2017, net	$45,796,288	$994,755	$218,145	$344,236	$47,353,424

Balance on March 31, 2017, net	$45,028,325	$913,100	$218,145	$338,658	$46,498,228

				(Continued)

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost

Balance on January 1, 2018	$70,144,000	$3,311,610	$236,200	$418,150	$74,109,960
Additions-acquired separately	—	69,096	—	827	69,923
Disposal	—	(63,664)	—	(58,009)	(121,673)
Effect of foreign exchange difference	—	44	—	41	85

Balance on March 31, 2018	$70,144,000	$3,317,086	$236,200	$361,009	$74,058,295

Accumulated amortization and impairment

Balance on January 1, 2018	$(16,674,565)	$(2,431,797)	$(26,677)	$(93,653)	$(19,226,692)
Amortization expenses	(957,963)	(105,930)	—	(6,090)	(1,069,983)
Disposal	—	63,664	—	58,009	121,673
Impairment losses	—	—	—	(50,750)	(50,750)
Effect of foreign exchange difference	—	(32)	—	(6)	(38)

Balance on March 31, 2018	$(17,632,528)	$(2,474,095)	$(26,677)	$(92,490)	$(20,225,790)

Balance on January 1, 2018, net	$53,469,435	$879,813	$209,523	$324,497	$54,883,268

Balance on March 31, 2018, net	$52,511,472	$842,991	$209,523	$268,519	$53,832,505

(Concluded)

For long-term business development, Chunghwa submitted an application to NCC for 4G mobile broadband license in 1.8 and 2.1 GHz frequency bands and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $10,935,000 thousand in November 2017.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

SENAO evaluated and determined that the recoverable amount of certain licensed contract was nil and recognized the impairment loss of $50,750 thousand for the three months ended March 31, 2018. The recoverable amount was based on the value in use. The aforementioned impairment loss was included in other income and expenses of statement of comprehensive income.

21.	OTHER ASSETS

	March 31, 2018	December 31, 2017	March 31, 2017
Spare parts	$2,045,003	$2,058,769	$1,646,881
Refundable deposits	1,743,262	1,860,364	1,745,113
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,891,522	2,800,112	2,488,946

	$7,679,787	$7,719,245	$6,880,940

		(Continued)

	March 31, 2018	December 31, 2017	March 31, 2017
Current
Spare parts	$2,045,003	$2,058,769	$1,646,881
Others	200,626	123,989	178,718

	$2,245,629	$2,182,758	$1,825,599

Noncurrent
Refundable deposits	$1,743,262	$1,860,364	$1,745,113
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,690,896	2,676,123	2,310,228

	$5,434,158	$5,536,487	$5,055,341

		(Concluded)

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

22.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

2018

Chunghwa’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks does not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarize the information relating to the hedges for foreign currency risk.

March 31, 2018

		Notional amount		Forward rate	Line item in balance sheet	Carrying amount		Change in fair values of hedging instruments used for calculating hedge ineffectiveness
Hedging instruments	Currency		Maturity			Asset	Liability
Cash flow hedge		(In thousands)
Forecast purchases - forward exchange contracts	EUR/NT$	EUR1,248/ NT$44,723	2018.06-09	$35.84	Hedging financial assets (liabilities)	$47	$—	$47

	Change in value of hedged item used for calculating hedge ineffectiveness	Balance in other equity
Hedged items		Continuing hedges	Hedge accounting no longer applied
Cash flow hedge
Forecast equipment purchases	$(47)	$47	$—

Three months ended March 31, 2018

	Comprehensive income
				Reclassification from equity to profit or loss and the adjusted line item
Hedge transaction	Hedging gains recognized in OCI	Amount of hedge ineffectiveness recognized in profit or loss	Line item in which hedge ineffectiveness is included	Amount reclassified to P/L and the adjusted line item	Due to hedged future cash flows no longer expected to occur
Cash flow hedge
Forecast equipment purchases	$897	$—	—	$(806) Construction in progress and equipment to be accepted	$(59) Other gains and losses

2017

The hedging policy of 2017 for foreign currency risk is the same as that in 2018. The hedging instrument was showed as follows:

	December 31, 2017	March 31, 2017
Hedging financial Liabilities
Cash flow hedge - forward exchange contracts	$850	$1,209

For the three months ended March 31, 2017, loss arising from changes in fair value of the hedged items recognized in other comprehensive income was of $622 thousand. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

No reclassification was made from equity to profit or loss for the three months ended March 31, 2017.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
December 31, 2017
Forward exchange contracts - buy	EUR/NT$	2018.03-06	EUR3,963/NT$141,605
March 31, 2017
Forward exchange contracts - buy	EUR/NT$	2017.06	EUR1,157/NT$38,770

Losses arising from the hedging derivative financial instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	December 31, 2017	March 31, 2017
Construction in progress and equipment to be accepted	$(2,411)	$(4,559)

23.	SHORT-TERM LOANS

	March 31, 2018	December 31, 2017	March 31, 2017
Secured loans (Note 41)	$—	$—	$20,000
Unsecured loans	170,000	70,000	419,000

	$170,000	$70,000	$439,000

The annual interest rates of loans were as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Secured loans	—	—	1.98%
Unsecured loans	1.20%-2.19%	2.15%-2.19%	0.99%-2.25%

24.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	March 31, 2018	December 31, 2017	March 31, 2017
Secured loans (Note 41)	$1,600,000	$1,600,000	$1,600,000

The annual interest rates of loans were as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Secured loans	0.91%	0.91%	0.92%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renew contract is extended to September 2021.

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	March 31, 2018	December 31, 2017	March 31, 2017
Trade notes and accounts payable	$14,695,321	$19,395,889	$12,880,888

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	March 31, 2018	December 31, 2017	March 31, 2017
Accrued salary and compensation	$6,371,806	$9,748,433	$6,755,903
Accrued compensation to employees and remuneration to directors and supervisors	2,428,290	1,948,821	2,516,157
Accrued franchise fees	1,535,484	1,248,010	1,644,162
Payables to equipment suppliers	1,337,331	1,689,685	1,066,822
Payables to contractors	1,242,473	2,057,651	867,929
Amounts collected for others	1,220,575	1,202,933	1,377,321
Accrued maintenance costs	961,444	1,081,473	1,000,368
Others	6,477,922	6,024,395	6,656,280

	$21,575,325	$25,001,401	$21,884,942

27.	PROVISIONS

	March 31, 2018	December 31, 2017	March 31, 2017
Warranties	$130,160	$131,789	$119,926
Employee benefits	44,707	43,429	39,074
Trade-in right	—	87,572	26,452
Others	4,417	4,467	4,417

	$179,284	$267,257	$189,869

Current	$100,012	$188,744	$123,075
Noncurrent	79,272	78,513	66,794

	$179,284	$267,257	$189,869

	Warranties	Employee Benefits	Trade-in right	Others	Total
Balance on January 1, 2017	$110,975	$38,014	$31,378	$4,447	$184,814
Additional provisions recognized	20,462	1,218	—	—	21,680
Used / forfeited during the period	(11,511)	(158)	(4,926)	(30)	(16,625)

Balance on March 31, 2017	$119,926	$39,074	$26,452	$4,417	$189,869

Balance on January 1, 2018	$131,789	$43,429	$87,572	$4,467	$267,257
Effect of retrospective application of IFRS 15	—	—	(87,572)	—	(87,572)

Balance on January 1, 2018 as adjusted	131,789	43,429	—	4,467	179,685
Additional provisions recognized	21,061	1,278	—	—	22,339
Used / forfeited during the period	(22,690)	—	—	(50)	(22,740)

Balance on March 31, 2018	$130,160	$44,707	$—	$4,417	$179,284

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.
b.	The provision for employee benefits represents vested long-term service compensation accrued.
c.	The provision for trade-in right in 2017 was based on the management’s judgments to estimate the trade-in right of products exercised by customers in the future. The provision was recognized as a reduction of revenue in the period in which the goods are sold.

28.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. For those obliged to transfer good and service in order to collect consideration from customer, they were retrospectively reclassified as contract liabilities starting from 2018. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards amounting to $780,638 thousand as of March 31, 2018.

29.	RETIREMENT BENEFIT PLANS

According to the Article 56 of the Labor Standards Law revised in February 2015, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year. Chunghwa contributed $2,118,583 thousand and $337,686 thousand to its pension fund as of March 31, 2018 and 2017, respectively.

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2017 and 2016 were as follows:

	Three Months Ended March 31
	2018	2017
Operating costs	$449,306	$433,623
Marketing expenses	222,212	211,556
General and administrative expenses	40,397	38,955
Research and development expenses	26,553	24,336

	$738,468	$708,470

30.	EQUITY

a.	Share capital

1)	Common stocks

	March 31, 2018	December 31, 2017	March 31, 2017
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of March 31, 2018, the outstanding ADSs were 250,625 thousand common stocks, which equaled 25,062 thousand units and represented 3.23% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the three months ended March 31, 2018 and 2017 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2017	$147,329,386	$76,972	$390,030	$84,850	$13,170	$20,648,078	$168,542,486
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	76	—	—	—	—	76

Balance on March 31, 2017	$147,329,386	$77,048	$390,030	$84,850	$13,170	$20,648,078	$168,542,562

Balance on January 1, 2018	$147,329,386	$90,937	$1,221,046	$161,243	$16,193	$20,648,078	$169,466,883
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(38)	—	—	—	—	(38)
Share-based payment transactions of subsidiaries	—	—	12,119	—	—	—	12,119

Balance on March 31, 2018	$147,329,386	$90,899	$1,233,165	$161,243	$16,193	$20,648,078	$169,478,964

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from claimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

Chunghwa should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2017 earnings of Chunghwa proposed by the Chunghwa’s Board of Directors on March 13, 2018 and the appropriations of the 2016 earnings of Chunghwa approved by the stockholders in their meetings on June 23, 2017 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2017	For Fiscal Year 2016	For Fiscal Year 2017	For Fiscal Year 2016
Provision (reversal) of special reserve	$(5,404)	$5,404
Cash dividends	37,204,714	38,336,525	$4.796	$4.9419

The appropriation of earnings for 2017 are subject to the resoultion by the stockholders in their meeting to be held on June 15, 2018. Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other adjustments

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on available-for-sale financial assets

Balance on January 1,2017	$(50,885)
Unrealized gain or loss on available-for-sale financial assets	327,036
Income tax relating to unrealized gain or loss in available-for-sale financial assets	424

Balance on March 1,2017	$276,575

Balance on January 1, 2018 under IAS 39	$558,109
Effect of retrospective application of IFRS 9	(558,109)

Balance on January 1, 2018 under IFRS 9	$—

3.	Unrealized gain or loss on financial assets at FVOCI

Three Months Ended March 31 2018
Balance on January 1, 2018 under IAS 39	$—
Effect of retrospective application of IFRS 9	883,420

Balance on January 1, 2018 under IFRS 9	883,420
Unrealized gain or loss for the period
Equity instruments	(238,398)

Balance on March 31, 2018	$645,022

e.	Noncontrolling interests

	Three Months Ended March 31
	2018	2017
Beginning balance	$8,697,595	$6,495,922
Effect of retrospective application	(3,945)	—

Beginning balance as adjusted	8,693,650	6,495,922
Shares attributed to noncontrolling interests
Net income for the period	269,980	250,011
Exchange differences arising from the translation of the foreign operations	2,862	(26,371)
Unrealized gain or loss on financial assets at FVOCI	4,266	—
Unrealized gain or loss on available-for-sale financial assets	—	(308)
Income tax relating to unrealized gain or loss on available-for-sale financial assets	—	52
Income tax relating to remeasurments of defined benefit pension plans	1,509	—
Share of other comprehensive income of associates accounted for using equity method	(548)	(1,640)
Cash dividends distributed by subsidiaries	—	(10,940)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	4	187
Share-based payment transactions of subsidiaries	21,590	4,031
Net increase in noncontrolling interests	5,000	—

Ending balance	$8,998,313	$6,710,944

31.	REVENUES

	Three Months Ended March 31
	2018	2017
Revenue from contracts with customers	$53,435,935	$54,350,814

Other revenues
Rental income	156,333	152,958
Other	40,090	29,628

	196,423	182,586

	$53,632,358	$54,533,400

The information of performance obligations in customer contracts, please refer to Note 3 Summary of Significant Accounting Policies for details.

a.	Disaggregation of revenue

The main source of revenue of the Company includes various telecommunications services in different streams, the information of disaggregation of revenue please refer to Note 45.

b.	Contact balances

March 31, 2018
Trade notes and account receivables (Note 11)	$29,999,086

Contract assets
Sale of products	$9,718,903
Other	128,143

$9,847,046

Current	$6,258,807
Non-current	3,588,239

$9,847,046

Contract liabilities
Telecommunications business	$8,767,482
Project business	2,141,701
Other	129,275

$11,038,458

Current	$8,654,115
Non-current	2,384,343

$11,038,458

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the fulfillment of performance obligations and the payments collected from customers.

Revenue recognized for the period that was included in the contract liability at the beginning of the period was as follows:

Three Months Ended March 31, 2018
Telecommunications business	$1,637,675
Project business	305,765
Other	256,845

$2,200,285

c.	Incremental costs of obtaining contracts

March 31, 2018
Noncurrent
Incremental costs of obtaining contracts	$2,283,014

The Company considered the past experience and the default clauses in the telecommunications service contract and believes the commissions and equipment subsidy paid for obtaining contracts are expected to be recoverable. Amortization recognized in the three months ended March 31, 2018 are $452,276 thousand.

32.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	Three Months Ended March 31
	2018	2017
Loss on disposal of property, plant and equipment	$(20,572)	$(12,145)
Impairment loss on intangible assets	(50,750)	—

	$(71,322)	$(12,145)

2)	Other income

	Three Months Ended March 31
	2018	2017
Rental income	$17,459	$9,096
Income from Piping Fund	13,971	362
Others	24,730	50,338

	$56,160	$59,796

3)	Other gains and losses

	Three Months Ended March 31
	2018	2017
Net foreign currency exchange gains (losses)	$(33,500)	$58,339
Gain on disposal of financial instruments	5,754	635
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	(419)	(2,898)
Others	(5,123)	(11,927)

	$(33,288)	$44,149

4)	Impairment loss on financial instruments

	Three Months Ended March 31
	2018	2017
Trade notes and accounts receivable	$320,388	$295,322

Other receivables	$77,532	$7,549

5)	Impairment loss on non-finacial assets

	Three Months Ended March 31
	2018	2017
Inventories	$32,476	$12,648

6)	Depreciation and amortization expenses

	Three Months Ended March 31
	2018	2017
Property, plant and equipment	$6,890,231	$7,170,991
Investment properties	5,196	5,235
Intangible assets	1,069,983	902,620
Incremental costs of obtaining contracts	452,276	—

Total depreciation and amortization expenses	$8,417,686	$8,078,846

Depreciation expenses summarized by functions
Operating costs	$6,504,990	$6,734,885
Operating expenses	390,437	441,341

	$6,895,427	$7,176,226

Amortization expenses summarized by functions
Operating costs	$1,455,765	$823,949
Marketing expenses	34,239	40,708
General and administrative expenses	23,967	28,926
Research and development expenses	8,288	9,037

	$1,522,259	$902,620

7)	Employee benefit expenses

	Three Months Ended March 31
	2018	2017
Post-employment benefit
Defined contribution plans	$154,629	$144,391
Defined benefit plans	738,468	708,470

	893,097	852,861

Share-based payment
Equity-settled share-based payment	410	4,031

Other employee benefit
Salaries	6,530,999	6,484,198
Insurance	708,161	709,009
Others	3,590,518	3,823,655

	10,829,678	11,016,862

Total employee benefit expenses	$11,723,185	$11,873,754

Summary by functions
Operating costs	$6,131,925	$6,218,711
Operating expenses	5,591,260	5,655,043

	$11,723,185	$11,873,754

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2017 and 2016 approved by the Board of Directors on March 13, 2018 and March 7, 2017, respectively, were as follows. The compensation to the employees and remuneration to the directors of 2017 will be reported to the stockholders in their meeting planned to be held on June 15, 2018.

	Cash
	2017	2016
Compensation distributed to the employees	$1,596,012	$1,702,164
Remuneration paid to the directors	40,750	42,087

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2018 and 2017 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

b.	Reclassification adjustments of other comprehensive income (loss)

Three Months Ended March 31, 2017
Unrealized gain or loss on available-for-sale financial assets
Arising during the current period	$326,728

Cash flow hedges
Gain arising during the period	$3,937
Reclassification adjustments included in profit or loss	—
Adjusted against the carrying amount of hedged items	(4,559)

$(622)

33.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended March 31
	2018	2017
Current tax
Current tax expenses recognized for the period	$1,777,874	$1,923,547
Income tax on unappropriated earnings	—	14,665
Income tax adjustments on prior years	180	(500)
Others	500	2,877

	1,778,554	1,940,589

Deferred tax
Deferred tax expenses recognized for the period	345,325	15,272
Income tax adjustments on prior years	(221)	—
Change in tax rate	(37,652)	—

	307,452	15,272

Income tax recognized in profit or loss	$2,086,006	$1,955,861

In February 2018, the Income Tax Act in the ROC was amended, the corporate income tax rate is adjusted from 17% to 20%. Deferred income tax resulting from the change in tax rate that shall recognize in profit or loss is recognized in full in the period in which the change in tax rate occurs. In addition, the the rate of the corporate surtax applicable to 2018 unappropriated earnings will be reduced from 10% to 5%.

b.	Income tax benefit recognized in other comprehensive income

	Three Months Ended March 31
	2018	2017
Deferred tax benefit
Change in tax rate	$(207,269)	$—
Recognized for the period
Unrealized gain or loss on available-for-sale financial assets	—	(476)

	$(207,269)	$(476)

c.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2014 (except 2013). Income tax returns of SENAO, HHI, CHSI, CHPT have been examined by the tax authorities through 2015. Income tax returns of CHI, SFD, SHE, CHYP, LED, CHIEF, Unigate, CLPT, ISPOT, Youth, Youyi, Aval and CHST have been examined by the tax authorities through 2016.

34.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended March 31
	2018	2017
Net income used to compute the basic earnings per share
Net income attributable to the parent	$8,727,524	$9,593,445
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(100)	(108)

Net income used to compute the diluted earnings per share	$8,727,424	$9,593,337

Weighted Average Number of Common Stocks

	(Thousand Shares)

	Three Months Ended March 31
	2018	2017
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	4,707	14,100

Weighted average number of common stocks used to compute the diluted earnings per share	7,762,154	7,771,547

Because Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

35.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$70.70 (Original price $93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TSE on the higher of closing price or par value. The SENAO Plan have exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of SENAO Plan are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

The compensation cost of stock options granted on May 7, 2013 was $3,044 thousand for the three months ended March 31, 2017. No compensation costs was recognized for the three months ended March 31, 2018.

SENAO modified the plan terms of the outstanding stock options in July 2017 and the exercise price changed from $76.10 to $70.70 per share. The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the three months ended March 31, 2018 and 2017 was as follows:

	Three Months Ended March 31
	2018		2017
	Granted on May 7, 2013		Granted on May 7, 2013
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	5,926	$70.70	6,587	$76.10
Options forfeited	(50)	—	(206)	—

Options outstanding at end of the period	5,876	70.70	6,381	76.10

Option exercisable at end of the period	5,876	70.70	4,786	76.10

As of March 31, 2018, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$70.70	5,876	1.10	$70.70	5,876	$70.70

As of December 31, 2017, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$70.70	5,926	1.35	$70.70	5,926	$70.70

As of March 31, 2017, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$76.10	6,381	2.10	$76.10	4,786	$76.10

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2017.12.18	2017.12.19	950	$147.00
2015.10.22	2015.10.22	2,000	$34.40 (Original price $43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation cost of stock options granted on December 19, 2017 was $94 thousand for the three months ended March 31, 2018.

The compensation costs of stock options granted on October 22, 2015 were $316 thousand and $987 thousand for the three months ended March 31, 2018 and 2017, respectively.

CHIEF modified the plan terms of the outstanding stock options in July 2016 and the exercise price changed from $43.00 to $34.40 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the three months ended March 31, 2018 and 2017 was as follows:

	Three Months Ended March 31
	2018				2017
	Granted on December 19, 2017		Granted on October 22, 2015		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	950	$147.00	1,936	$34.40	1,948	$34.40
Options exercised	—	—	(968)	34.40	—	—
Options forfeited	(12)	—	(4)	—	(4)	—

Options outstanding at end of the period	938	147.00	964	34.40	1,944	34.40

Option exercisable at end of the period	—	—	—	—	—	—

As of March 31, 2018, information about employee stock options outstanding was as follows:

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$147.00	938	4.72	$147.00	—	$—

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	964	2.56	$34.40	—	$—

As of December 31, 2017, information about employee stock options outstanding was as follows:

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$147.00	950	4.96	$147.00	—	$—

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	1,936	2.81	$34.40	968	$34.40

As of March 31, 2017, information about employee stock options outstanding was as follows:

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	1,944	3.56	$34.40	—	$—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on December 19, 2017	Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$95.92	$39.55
Exercise price (NT$)	$147.00	$43.00
Dividends yield	—	—
Risk-free interest rate	0.62%	0.86%
Expected life	5 years	5 years
Expected volatility	17.35%	21.02%
Weighted average fair value of grants (NT$)	$2,318	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

36.	NON-CASH TRANSACTIONS

For the three months ended March 31, 2018 and 2017, the Company entered into the following non-cash investing activities:

	Three Months Ended March 31
	2018	2017
Increase in property, plant and equipment	$3,219,033	$2,049,183
Changes in other payables	1,171,240	2,562,401

	$4,390,273	$4,611,584

37.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 40 to the consolidated financial statements, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Within one year	$3,396,608	$2,918,651	$2,931,065
Longer than one year but within five years	6,648,203	5,796,026	5,801,224
Longer than five years	738,293	778,808	893,035

	$10,783,104	$9,493,485	$9,625,324

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Within one year	$403,712	$353,023	$396,796
Longer than one year but within five years	645,334	658,768	588,356
Longer than five years	228,893	242,799	310,003

	$1,277,939	$1,254,590	$1,295,155

38.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing toutstanding shares, and proceeds from new debt or repayment of debt.

39.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

March 31, 2017

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$1,139,929	$—	$1,143,064	$—
Bank debentures	150,000	—	150,220	—

	$1,289,929	$—	$1,293,284	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments that are measured at fair values on a recurring basis

March 31, 2018

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$34	$—	$34

Hedging financial assets	$—	$47	$—	$47

Financial assets at FVOCI
Equity investment	$2,847,119	$—	$4,458,136	$7,305,255

Financial liabilities at FVTPL
Derivatives	$—	$1,031	$—	$1,031

December 31, 2017
	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Equity investments	$3,125,086	$—	$—	$3,125,086

Financial liabilities at FVTPL
Derivatives	$—	$578	$—	$578

Hedging derivative financial liabilities	$—	$850	$—	$850

March 31, 2017

	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Equity investments	$2,847,755	$—	$—	$2,847,755

Financial liabilities at FVTPL
Derivatives	$—	$4,255	$—	$4,255

Hedging derivative financial liabilities	$—	$1,209	$—	$1,209

There were no transfers between Levels 1 and 2 for the three months ended March 31, 2018 and 2017.

For financial assets measured at Level 3, there is no other reconciliation item except for the change in fair value that is recognized in other comprehensive income or loss.

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)	For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 fair value assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach. The significant unobservable inputs used were listed in the table below. A decrease in discount for the lack of marketability or noncontrolling interests discount would result in increases in the fair values.

March 31, 2018
Discount for lack of marketability	14.25%-20.00%
Noncontrolling interests discount	23.00%-24.40%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table. When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

March 31, 2018
Discount for lack of marketability 5% decrease	$253,671

Noncontrolling interests discount 5% decrease	$20,222

Categories of Financial Instruments

	March 31, 2018	December 31, 2017	March 31, 2017
Financial assets
Measured at FVTPL
Mandatorily at FVTPL	$34	$—	$—
Hedging financial assets	47	—	—
Held-to-maturity financial assets	—	—	1,289,929
Loans and receivables (Note a)	—	68,983,820	73,679,193
Available-for-sale financial assets (Note b)	—	5,750,871	5,087,660
Financial assets at amortized cost (Note a)	69,694,334	—	—
Financial assets at FVOCI	7,305,255	—	—

Financial liabilities
Measured at FVTPL
Held for trading	1,031	578	4,255
Hedging financial liabilities	—	850	1,209
Measured at amortized cost (Note c)	34,215,170	39,725,662	32,469,926

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables. Such amounts are reclassified as financial assets at amortized cost upon the application of IFRS 9 starting from 2018.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payable and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and to the Board of Directors if needed.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Assets
USD	$6,524,510	$5,584,064	$5,380,394
EUR	34,050	28,492	11,329
SGD	60,941	62,909	55,158
RMB	2,271	2,986	25,387
JPY	17,159	36,248	11,717
Liabilities
USD	6,787,144	4,963,953	4,788,773
EUR	1,123,494	1,322,803	917,756
SGD	47,632	96,442	478
RMB	—	25	373
JPY	10,413	11,934	8,667

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Assets
EUR	$47	$—	$—
Liabilities
USD	268	484	332
EUR	729	944	5,132

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Three Months Ended March 31
	2018	2017
Profit or loss
Monetary assets and liabilities (a)
USD	$(13,132)	$29,581
EUR	(54,472)	(45,321)
SGD	665	2,734
RMB	114	1,251
JPY	337	153
Derivatives (b)
USD	8,532	2,017
EUR	7,873	6,071
Equity
Derivatives (c)
EUR	2,238	1,876

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to the forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have the equal but opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Fair value interest rate risk
Financial assets (a)	$27,968,531	$25,911,422	$37,124,194
Financial liabilities	100,000	—	300,000
Cash flow interest rate risk
Financial assets	7,891,396	6,714,639	4,974,315
Financial liabilities	1,670,000	1,670,000	1,739,000

a)	The held-to-maturity financial assets held by the Company were fixed income securities. As held-to-maturity financial assets were measured at amortized cost, changes in interest rates would not affect their fair values. Therefore, such financial assets were not included in the above table.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $15,553 thousand and $8,088 thousand for the three months ended March 31, 2018 and 2017, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

3)	Other price risk

The Company is exposed to equity price risks arising from listed equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower, other comprehensive income would have increased/decreased by $365,263 thousand as a result of the changes in fair value of financial assets at FVOCI for the three months ended March 31, 2018.

If equity prices of listed equity securities had been 5% higher/lower, other comprehensive income would have increased/decreased by $142,388 thousand as a result of the changes in fair value of available-for-sale financial assets for the three months ended March 31, 2017.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Add More than 5 Years	Total
March 31, 2018
Non-derivative financial liabilities
Non-interest bearing	—	$32,721,624	$1,535,484	$2,428,290	$4,559,868	$—	$41,245,266
Floating interest rate instruments	0.96	—	—	20,000	1,650,000	—	1,670,000
Fixed interest rate instruments	1.20	100,000	—	—	—	—	100,000

		$32,821,624	$1,535,484	$2,448,290	$6,209,868	$—	$43,015,266

December 31, 2017
Non-derivative financial liabilities
Non-interest bearing	—	$41,884,644	$—	$3,196,831	$4,671,441	$—	$49,752,916
Floating interest rate instruments	0.97	50,000	—	20,000	1,600,000	—	1,670,000

		$41,934,644	$—	$3,216,831	$6,271,441	$—	$51,422,916

March 31, 2017
Non-derivative financial liabilities
Non-interest bearing	—	$31,003,654	$1,644,162	$2,516,157	$4,539,013	$—	$39,702,986
Floating interest rate instruments	1.01	—	44,000	95,000	1,600,000	—	1,739,000
Fixed interest rate instruments	0.99	—	300,000	—	—	—	300,000

		$31,003,654	$1,988,162	$2,611,157	$6,139,013	$—	$41,741,986

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
March 31, 2018
Gross settled
Forward exchange contracts
Inflow	$170,635	$178,352	$23,888	$—	$372,875
Outflow	170,903	179,068	23,854	—	373,825

	$(268)	$(716)	$34	$—	$(950)

December 31, 2017
Gross settled
Forward exchange contracts
Inflows	$124,997	$173,068	$36,654	$—	$334,719
Outflows	125,481	174,021	36,645	—	336,147

	$(484)	$(953)	$9	$—	$(1,428)

(Continued)

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
March 31, 2017
Gross settled
Forward exchange contracts
Inflow	$40,345	$159,148	$—	$—	$199,493
Outflow	40,677	164,280	—	—	204,957

	$(332)	$(5,132)	$—	$—	$(5,464)

(Concluded)

2)	Financing facilities

	March 31, 2018	December 31, 2017	March 31, 2017
Unsecured bank loan facility
Amount used	$170,000	$90,000	$469,000
Amount unused	45,512,417	45,748,967	40,995,667

	$45,682,417	$45,838,967	$41,464,667

Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,620,000
Amount unused	1,910,000	1,910,000	200,000

	$3,510,000	$3,510,000	$1,820,000

40.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate

(Continued)

Company	Relationship
EnGenius Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Taoyuan Aerotropolis Co., Ltd.	Investor of significant influence over TASUI

(Concluded)

b.	Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended March 31
	2018	2017
Associates	$81,218	$81,281
Joint ventures	—	87
Others	18,792	15,793

	$100,010	$97,161

	Operating Costs and Expenses
	Three Months Ended March 31
	2018	2017
Associates	$253,428	$284,938
Joint ventures	—	2,247
Others	62,578	52,526

	$316,006	$339,711

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended March 31
	2018	2017
Associates	$7,812	$11,178
Others	9	8

	$7,821	$11,186

3)	Receivables

	March 31, 2018	December 31, 2017	March 31, 2017
Associates	$22,909	$43,302	$26,600
Joint ventures	—	—	1
Others	5,622	6,065	5,050

	$28,531	$49,367	$31,651

4)	Payables

	March 31, 2018	December 31, 2017	March 31, 2017
Associates	$410,616	$679,845	$393,301
Joint ventures	—	—	628
Others	4,136	4,340	4,214

	$414,752	$684,185	$398,143

5)	Customers’ deposits

	March 31, 2018	December 31, 2017	March 31, 2017
Associates	$5,188	$5,700	$9,863

6)	Acquisition of property, plant and equipment

	Three Months Ended March 31
	2018	2017
Associates	$—	$3,462
Joint ventures	—	46

	$—	$3,508

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended March 31, 2018 was $98,248 thousand, which consisted of an offsetting credit of the prepayment of $51,100 thousand and an additional accrual of $47,148 thousand. The total rental expense for the three months ended March 31, 2017 was $94,338 thousand, which consisted of an offsetting credit of the prepayment of $51,100 thousand and an additional accrual of $43,238 thousand. The prepaid rents (classified as prepayments) as of March 31, 2018, December 31, 2017 and March 31, 2017, were as follows:

	March 31, 2018	December 31, 2017	March 31, 2017
Prepaid rents - current	$204,398	$204,398	$204,398
Prepaid rents - noncurrent	1,498,921	1,550,021	1,703,319

	$1,703,319	$1,754,419	$1,907,717

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended March 31
	2018	2017
Short-term employee benefits	$84,171	$77,698
Post-employment benefits	2,408	2,163
Share-based payment	86	394

	$86,665	$80,255

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

41.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	March 31, 2018	December 31, 2017	March 31, 2017
Property, plant and equipment	$2,542,974	$2,550,352	$2,572,488
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	2,500	2,500	20,633

	$4,544,207	$4,551,585	$4,591,854

42.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

As of March 31, 2018, the Company’s significant commitments and contingent liabilities, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $26,240 thousand.

b.	Acquisitions of telecommunications equipment of $182,043,348 thousand.

c.	Unused letters of credit amounting to $50,000 thousand.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.	CHPT signed the contract for its headquarters construction amounted to $1,613,800 thousand in July, 2017. The payment of $98,309 thousand has been made as of March 31, 2018.

43.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	March 31, 2018
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
Cash
USD	$23,095	29.11	$672,188
EUR	878	35.87	31,489
SGD	2,676	22.21	59,442
RMB	489	4.647	2,271
JPY	54,105	0.274	14,819
Accounts receivable
USD	201,076	29.11	5,852,322
EUR	71	35.87	2,561
SGD	67	22.21	1,499
JPY	8,545	0.274	2,340
Non-monetary items
Investments accounted for using equity method
USD	112	29.11	3,265
SGD	22,537	22.21	500,546
VND	213,730,000	0.0012	256,476

(Continued)

	March 31, 2018
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies
Monetary items
Accounts payable
USD	$233,195	29.11	$6,787,144
EUR	31,321	35.87	1,123,494
SGD	2,145	22.21	47,632
JPY	38,019	0.274	10,413

(Concluded)

	December 31, 2017
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
Cash
USD	$20,224	29.76	$601,877
EUR	757	35.57	26,941
SGD	2,752	22.26	61,270
RMB	197	4.565	898
JPY	97,684	0.264	25,789
Accounts receivable
USD	167,412	29.76	4,982,187
EUR	44	35.57	1,551
SGD	74	22.26	1,639
RMB	457	4.565	2,088
JPY	39,616	0.264	10,459
Non-monetary items
Investments accounted for using equity method
USD	762	29.76	22,731
SGD	21,227	22.26	472,505
VND	215,397,479	0.00119	256,323

Liabilities denominated in foreign currencies
Monetary items
Accounts payable
USD	166,800	29.76	4,963,953
EUR	37,189	35.57	1,322,803
SGD	4,333	22.26	96,442
RMB	5	4.565	25
JPY	45,203	0.264	11,934

	March 31, 2017
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
Cash
USD	$17,390	30.33	$527,429
EUR	340	32.43	11,034
SGD	2,424	21.71	52,625
RMB	5,761	4.407	25,387
JPY	29,515	0.271	7,999
Accounts receivable
USD	160,005	30.33	4,852,965
EUR	9	32.43	295
SGD	117	21.71	2,533
JPY	13,718	0.271	3,718
Non-monetary items
Investments accounted for using equity method
USD	739	30.33	22,418
SGD	22,144	21.71	480,749
VND	220,499,860	0.00121	266,805

Liabilities denominated in foreign currencies
Monetary items
Accounts payable
USD	157,889	30.33	4,788,773
EUR	28,300	32.43	917,756
SGD	22	21.71	478
RMB	85	4.407	373
JPY	31,983	0.271	8,667

The unrealized foreign exchange gains and losses were gain of $31,523 thousand and $26,945 thousand for the three months ended March 31, 2018 and 2017, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

44.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 5.

j.	Derivative instruments transactions: Please see Notes 7, 22 and 39.

k.	Investment in Mainland China: Please see Table 6.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 7.

45.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Three months ended March 31, 2018
Revenues
From external customers	$15,803,086	$26,778,575	$6,985,730	$2,966,689	$1,098,278	$53,632,358
Intersegment revenues	4,528,383	483,397	874,774	577,934	1,069,457	7,533,945

Segment revenues	$20,331,469	$27,261,972	$7,860,504	$3,544,623	$2,167,735	61,166,303

Intersegment elimination						(7,533,945)

Consolidated revenues						$53,632,358

Segment operating costs and expenses	$14,164,831	$19,670,369	$3,000,286	$2,969,587	$2,812,506	$42,617,579

Segment income before income tax	$4,893,071	$4,030,597	$2,583,013	$205,632	$(628,803)	$11,083,510

Three months ended March 31, 2017
Revenues
From external customers	$16,779,244	$26,657,625	$6,904,204	$3,144,736	$1,047,591	$54,533,400
Intersegment revenues	5,695,161	550,690	1,129,289	591,313	1,004,221	8,970,674

Segment revenues	$22,474,405	$27,208,315	$8,033,493	$3,736,049	$2,051,812	63,504,074

Intersegment elimination						(8,970,674)

Consolidated revenues						$54,533,400

Segment operating costs and expenses	$14,933,978	$19,354,802	$3,180,448	$3,050,844	$2,467,906	$42,987,978

Segment income before income tax	$6,154,126	$3,020,400	$2,638,573	$297,776	$(311,558)	$11,799,317

Main Products and Service Revenues

	Three Months Ended March 31
	2018	2017
Mobile services revenue	$16,037,024	$19,084,954
Local telephone and domestic long distance telephone services revenue	7,550,294	8,040,249
Sales of products	11,784,639	8,534,420
Broadband access and domestic leased line services revenue	5,627,812	5,798,415
Data Communications internet services revenue	5,266,520	5,248,155
International network and leased telephone services revenue	1,909,918	2,200,807
Others	5,456,151	5,626,400

	$53,632,358	$54,533,400

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

				Limits on					Ratio of
		Guaranteed Party		Endorsement/					Accumulated				Endorsement/
No. (Note 1)	Endorsement/ Guarantee Provider	Name	Nature of Relationship (Note 2)	Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Guarantee Given on Behalf of Companies in Mainland China	Note
1	Senao International Co., Ltd.	Youth Co., Ltd.	b	$608,258	$200,000	$200,000	$—	$—	3.29	$3,041,289	Yes	No	No	Notes 3 and 4
		ISPOT Co., Ltd.	c	608,258	150,000	150,000	150,000	—	2.47	3,041,289	Yes	No	No	Notes 3 and 4
		Aval Technologies Co., Ltd.	b	608,258	300,000	300,000	300,000	—	4.93	3,041,289	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.
b.	Majority owned subsidiary.
c.	The Company and subsidiary owns over 50% ownership of the investee company.
d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e.	Guaranteed by the Company according to the construction contract.
f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.
Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2018				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,604,175	12	$3,604,175	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVOCI	—	271,285	4	271,285	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	22,167	17	22,167	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	6,208	2	6,208	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	5,192	2	5,192	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVOCI	300,000	299,342	13	299,342	—
	China Airlines Ltd.	—	Financial assets at FVOCI	263,622	2,847,119	5	2,847,119	Note 2

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,925	9	9,925	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	920	10	920	—

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	126,318	11	126,318	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	100,000	7	100,000	—

Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets at FVOCI	—	12,604	5	12,604	—

Note 1:	Showed at carrying amounts with adjustments.
Note 2:	Fair value was based on the closing price on March 31, 2018.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$592,862	1	30 days	$—	—	$155,021	1
			Purchase	397,470	1	30-90 days	—	—	(1,101,528)	(10)
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	170,735	1	30 days	—	—	(203,668)	(2)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	1,232,046	4	30-60 days	—	—	(896,752)	(8)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	112,869	—	90 days	—	—	(85,229)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	115,399	—	30-90 days	—	—	(170,372)	(1)
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,012,776	23	30-90 days	—	—	1,109,296	53
			Purchase	548,477	7	30 days	—	—	(142,646)	(5)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	212,870	67	30 days	—	—	202,729	80
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,232,046	98	30-60 days	—	—	896,752	99
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	112,869	41	90 days	—	—	85,229	52

Note 1:	Purchase included acquisition of services costs.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 5:	All inter-company transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$388,021 (Note 2)	11.93	$—	—	$315,055	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,441,537 (Note 2)	6.94	—	—	756,393	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	202,729 (Note 2)	2.26	—	—	68,406	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	896,671 (Note 2)	5.16	—	—	234,368	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2018			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	29	$1,729,091	$181,098	$50,232	Subsidiary (Notes 3 and 6)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,860,522	5,163	5,163	Subsidiary (Note 6)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,497,163	9,637	9,637	Subsidiary (Note 6)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	877,023	35,277	35,277	Subsidiary (Note 6)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	717,244	(3,690)	679	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	468,326	468,326	40,170	66	941,200	108,872	73,375	Subsidiary (Note 6)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	2,422,988	66,123	55,676	Subsidiary (Note 6)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	201,017	(2,558)	(2,558)	Subsidiary (Note 6)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	480,321	21,886	21,226	Subsidiary ((Notes 3 and 6)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	201,349	6,541	6,541	Subsidiary (Note 6)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	102,276	(823)	(823)	Subsidiary (Note 6)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	229,290	14,684	15,248	Subsidiary (Note 6)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	80	221,402	(23,176)	(18,603)	Subsidiary (Note 6)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	100,000	100,000	1,000	100	94,562	(1,578)	(1,578)	Subsidiary (Note 6)
	Spring House Entertainment Tech. Inc.	Taiwan	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	62,209	62,209	10,277	56	96,074	3,799	2,129	Subsidiary (Note 6)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	104,153	6,204	6,146	Subsidiary (Note 6)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	74,983	1,086	1,934	Subsidiary (Note 6)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	51,920	1,382	1,382	Subsidiary (Note 6)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(8,074)	1,012	2,123	Subsidiary (Note 6)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2018			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	$283,500	$283,500	22,498	32	$303,712	$17,161	$5,539	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	256,476	29,465	8,844	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	149,019	(12,005)	12,134	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	138,534	(3,688)	(887)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	102,602	(5,510)	(1,653)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	69,013	5,926	26	125,949	(9,888)	(2,320)	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	48,209	(5,349)	(1,423)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	15	15,434	(11,863)	(1,784)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	11,787	(18,761)	(2,702)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	902,901	126,355	41,552	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	503,295	(6,003)	(6,003)	Subsidiary (Note 6)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	7	6,994	(11,863)	(794)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	335,450	335,450	13,780	89	185,175	(11,100)	(54,694)	Subsidiary (Note 6)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	60,000	60,000	6,000	100	67,632	1,802	1,802	Subsidiary (Note 6)
	SENYOUNG Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	10,000	10,000	1,000	100	4,996	(4,520)	(4,520)	Subsidiary (Note 6)
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd.	Taiwan	Development of real estate	7,500	—	750	60	7,500	—	—	Subsidiary (Note 6)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	974	(29)	(29)	Subsidiary (Note 6)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	52,442	2,501	2,501	Subsidiary (Note 6)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	—	47,321	—	—	—	—	—	Subsidiary (Notes 4 and 6)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	500,546	69,487	26,405	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	199,736	199,736	12,558	38	2,270,993	166,581	63,801	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,422	19,422	2,117	3	45,981	108,872	3,843	Associate (Note 6)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,950	181,098	720	Associate (Note 6)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	12,636	12,636	400	100	19,071	(2,982)	(2,982)	Subsidiary (Note 6)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,235	34	34	Subsidiary (Note 6)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	54,450	54,450	1,700	100	44,740	(3,036)	(3,036)	Subsidiary (Note 6)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2018			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2018	December 31, 2017	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	$375,274	$375,274	1	100	$216,398	$(2,559)	$(2,559)	Subsidiary (Note 6)
	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,393,646	2,393,646	80,440	100	466,993	(5,825)	(5,825)	Subsidiary (Note 6)
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunications products sales	847	21,177	210	45	3,265	(363)	(163)	Associate
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	9,605	(4,902)	(9,609)	Subsidiary (Note 6)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	16,361	792	617	Subsidiary (Note 6)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	38,075	880	(100)	Associate

Note 1:	The amounts were based on reviewed financial statements.
Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.
Note 4:	Concord Technology Co., Ltd. was approved to end and dissolve its business in August 2017. The liquidation of Concord was completed in January 2018.
Note 5:	Investment in mainland China is included in Table 6.
Note 6:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2018	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2018	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of March 31, 2018	Accumulated Inward Remittance of Earnings as of March 31, 2018	Note
					Outflow	Inflow
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$—	$1,073,170	$1,824	100	$1,824	$196,839	$—	Note 10
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(8,936)	100	(8,936)	108,992	—	Note 10
Senao International Trading (Shanghai) Co., Ltd. (Note 11)	Maintenance of information and communication technologies products	87,540	2	87,540	—	—	87,540	(968)	—	(968)	—	—	Notes 7 and 10
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	788	100	788	91,247	—	Notes 8 and 10
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(1,854)	100	(1,854)	53,362	—	Note 10
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	(60)	75	(46)	113,602	—	Notes 9 and 10
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(3,034)	100	(3,034)	41,791	—	Note 10
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	821	49	402	6,556	—	Note 10

(Continued)

Investee	Accumulated Investment in Mainland China as of March 31, 2018	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,380,284	$2,380,284	$3,659,297
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	237,151,942
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	237,151,942
Shanghai Taihua Electronic Technology Limited (Note 5)	51,233	97,965	3,557,690
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	799,150

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.
b.	Investments through a holding company registered in a third region.
c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.
Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.
Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.
Note 5:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.
Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.
Note 7:	The liquidation of Senao International Trading (Shanghai) Co., Ltd. was completed in March 2018.
Note 8:	Senao International Trading (Jiangsu) Co., Ltd. was approved to end its business and dissolve in April 2018. The liquidation of Senao International Trading (Jiangsu) Co., Ltd. is still in process.
Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. was approved to end its business and dissolve in May 2016. The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. is still in process.
Note 10:	The amount was eliminated upon consolidation.
Note 11:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2018	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$155,021	—	—
					Accrued custodial receipts	233,000	—	—
					Accounts payable	1,101,528	—	—
					Amounts collected for others	340,009	—	—
					Revenues	592,862	—	—
					Operating costs and expenses	397,470	—	1
			CHIEF Telecom Inc.	a	Accounts receivable	31,520	—	—
					Accounts payable	39,449	—	—
					Revenues	75,971	—	—
					Operating costs and expenses	72,758	—	—
			CHYP Multimedia Marketing & Communications Co., Ltd.	a	Accounts payable	10,801	—	—
					Amounts collected for others	26,371	—	—
					Operating costs and expenses	16,305	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	21,772	—	—
					Accounts payable	203,668	—	—
					Operating costs and expenses	170,735	—	—
					Property, plant and equipment	35,851	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	17,300	—	—
					Accounts payable	44,301	—	—
					Revenues	12,968	—	—
					Operating costs and expenses	81,159	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	92,410	—	—
					Accounts payable	85,229	—	—
					Revenues	48,695	—	—
					Operating costs and expenses	112,869	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	14,993	—	—
					Accounts payable	12,513	—	—
					Operating costs and expenses	21,618	—	—
			Light Era Development Co., Ltd.	a	Inventories	34,440	—	—
					Operating costs and expenses	11,894	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	94,545	—	—
					Accounts payable	72,049	—	—
					Revenues	37,758	—	—
					Operating costs and expenses	54,420	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	27,766	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Honghwa International Co., Ltd.	a	Accounts receivable	$46,112	—	—
					Accounts payable	896,752	—	—
					Operating costs and expenses	1,232,046	—	4
					Property, plant and equipment	10,506	—	—
			Aval Technologies Co., Ltd.	a	Operating costs and expenses	17,183	—	—
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	23,790	—	—
	2	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	c	Prepayments	10,006	—	—
	3	Chunghwa Telecom Singapore Pte., Ltd.	Donghwa Telecom Co., Ltd.	c	Prepayments	18,206	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2018, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the three months ended March 31, 2018.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)